SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON Aktiengesellschaft generates gross proceeds of approx. EUR 159.4 million from capital increase

Aachen, October 29, 2009 - AIXTRON Aktiengesellschaft (ISIN DE000A0WMPJ6), is increasing its share capital by approximately 9.8 per cent through use of authorized capital and excluding shareholders' subscription rights.

The 8,979,937 new registered shares (shares without par value) were subscribed by investors via an accelerated bookbuilding process, the placement has been oversubscribed. The placement price was EUR 17.75 per share. The gross proceeds for the Company from the capital increase amount to approximately EUR 159.4 million. The proceeds from the issue will be used to strengthen the Company's balance sheet, to support higher capital spending and further growth of the Company.

The new shares will be admitted for trading without a sales prospectus in the regulated market of the Frankfurt Stock Exchange with a simultaneous listing in the Prime Standard segment of the Frankfurt Stock Exchange, which has enhanced disclosure obligations. The shares qualify for a dividend from January 1, 2009. Due to the necessary technical steps to consummate the described transaction, the delivery of the new shares and settlement is expected to occur on Tuesday, November 3, 2009.

Joint Lead Managers and Joint Book Runners for the transaction are Deutsche Bank Aktiengesellschaft and J. P. Morgan Securities Ltd.

AIXTRON Aktiengesellschaft

Management Board

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

This publication constitutes neither an offer to sell nor a solicitation of an offer to buy securities. In particular, this document constitutes neither an offer to sell nor a solicitation of an offer to purchase securities in the United States. The shares in AIXTRON Aktiengesellschaft (the 'Shares') may not be offered or sold in the United States or to or for the account or benefit of 'U. S. persons' (as such term is defined in Regulation S under the U. S. Securities Act of 1933, as amended (the 'Securities Act')) absent registration or an exemption from registration under the Securities Act. The Shares have not been and will not be registered under the Securities Act. There will be no public offering of Shares in the United States.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:

Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON AG

Date:	October 29, 2009	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO